FINGER INTERESTS, LTD.
520 POST OAK BLVD.; SUITE 750, HOUSTON, TX, 77027
Tele: 713-621-7525 Fax: 713-621-7552
Email: fingerint@aol.com

www.bacProxyVote.com
Dear Fellow Shareholder:

Finger Interests Number One, Ltd. is the owner of approximately 1.1 million shares of Bank of America.   We acquired our shares upon the sale of Charter Bancshares, Inc. to NationsBank in 1996 and are long-term investors focused on improving shareholder value for all BAC shareholders.  We are asking other shareholders to vote their shares with us to change the corporate governance of Bank of America at the upcoming annual meeting on April 29, 2009.

We seek to change the culture of the Board and Management away from a mentality that emphasizes size, market share and geographic footprint, toward a focus on risk-reward with respect to allocating shareholder capital and toward protecting and increasing shareholder value. We seek a board of directors that acts as critical owners that actively supervises management.  Part of this change would include disciplined transparency and full disclosure to shareholders and regulatory authorities.

We urge you to vote your 2009 proxy as follows:

Proxy Item 1.  REGARDING the re-election of directors of Bank of America:

Vote AGAINST re-election of	Kenneth D. Lewis - Chairman and CEO

Vote AGAINST re-election of	O. Temple Sloan, Jr. – Lead director, Chair Compensation Committee, Chair Executive Committee, Corporate Governance Committee Member

Vote AGAINST re-election of	Jackie M. Ward – Chair Asset Quality Committee

In addition to our opposition to the three directors named above, we are also advising shareholders that we intend to vote in support of four other items that are presented on the proxy card for voting at the annual meeting on April 29, 2009. We believe approval of these measures at the annual meeting will improve the corporate governance of the Company and that approval would be favorable for increasing shareholder value in the long run. These proxy items are:

VOTE “FOR” PROPOSAL 8- independent board chairman
VOTE “FOR” PROPOSAL 3 - advisory (non-binding) vote approving executive compensation
VOTE “FOR” PROPOSAL 5– advisory vote on executive compensation
VOTE “FOR” PROPOSAL 11– limits on executive compensation

Please visit our website and review the attached pages and charts.  Thank you for your support in helping us strengthen Bank of America for the long term.

Very respectfully submitted, we are

/s/ Jerry E. Finger	/s/ Jonathon S. Finger
Jerry E. Finger	Jonathan S. Finger

Reasons For Change:
1)
Management and Board Pursued Risky and Overpriced Acquisitions – Management and the Board are focused on size, footprint and market share, regardless of the impact on shareholder value.  They have pursued acquisitions that are overpriced and assumed credit and other risks that are not consistent with maintaining and building shareholder value.

a)	Merrill Lynch Offer price per share = 60% premium to prior closing share price in unstable and declining stock markets, in the face of:
i)	Pending failure of Lehman; (ii) Frozen Credit Markets; (iii) Funding Uncertainty for Broker Dealer Firms
2)	Management and the Board Assumed Massive Credit Risk Through Acquisitions
a)
Countrywide Risk - Acquired $26.4 BN pay option ARMs, $2.4 BN Sub Prime Loans, $33.4 BN Home Equity / 2nd lien loans, $15 BN level 3 assets for a total of $77.2BN or 1.6x tangible common equity at 6/30/08.  The worsening of credit trends at acquisition date, plus huge litigation risk of 5 lawsuits filed by state attorneys general regarding CFC lending practices.

b)
Merrill Lynch – Acquired $39.9BN of risk assets, including Leveraged Loans, commercial real estate, CDO’s, Credit default swaps with monocline exposure and other investments totaling 85% of tangible common equity at 9/30/08.

3)	Management and the Board Failed to Disclose Information to Shareholders Regarding Losses at Merrill Lynch, resulting in Possible Securities Law Violations
a)
Despite having knowledge of $13.3BN of losses at Merrill by end of November, management and board elected not to inform shareholders of losses before shareholder vote on December 5th.  See WSJ article 2/5/09.

b)
BAC’s chief accounting officer, Neil Cotty was directly involved in Merrill’s Q4 2008 write-downs, and had full access to Merrill’s financial information and books.  BAC disclosed nothing regarding Merrill loses until 1/16/09.  See Financial Times article, 3/20/09.

c)
Failed to amend proxy statement prior to shareholder vote.  Failed to disclose to shareholders the additional TARP funds requested from government on December 15th to facilitate acquisition of Merrill.  This was a material change in deal terms that was not disclosed to shareholders.

d)	47% of weighted average shares trade from 12/15/08 to 1/16/09 when TARP and Merrill losses are disclosed, creating potential liability for directors.
4)	Management and Board had Prior Knowledge of Merrill bonus payments through merger agreement side letter, credibility weakened
a)
Ken Lewis and the board initially disavowed any knowledge of size and timing of Merrill bonuses.  Irrespective of the merit of awarding such bonuses, testimony in NY AG Cuomo’s investigation casts serious doubt regarding management’s account of events.  Management integrity is a key factor to maintain the confidence of investors and securities analysts.

5)	Management and Board have Caused Permanent Destruction of Shareholder Value
a)
The Merrill Lynch transaction, even prior to the disclosure of 4th quarter losses, was, by our calculation, dilutive from an earnings per share basis as a result of the 1.4bn BAC shares issued to acquire Merrill Lynch.  Based on the number of shares issued, Merrill would need to earn $9.7BN pretax to not be dilutive to E.P.S.  In 2006, Merrill earned $9.8BN pretax, including $7.2 BN in trading revenues, all of which has subsequently been charged-off as losses.

b)
Tangible Book Value per share has fallen as a result of goodwill created by overpriced acquisitions and poor capital management.  Tangible Book Value, excluding mortgage servicing rights fell from $11.38 per share at 12/31/03 to $7.08 per share at 12/31/08, pro forma for the acquisition of Merrill.

Thus, Management and Board have failed to Protect Shareholders
Management and the board missed multiple opportunities to change the terms of the Merrill Lynch acquisition to protect shareholders or allow shareholders to vote based on full disclosure.  In each case, the board chose not to inform shareholders of material information related to Merrill’s financial condition or of the need for TARP funds to complete Merrill acquisition.  Management and the board have not acted to protect shareholders.

Bank of America - Stated Book Value Per Share vs. Tangible Book Value Per Share

Costly Acquisitions Have Substantially Reduced Tangible Book Value Per Share Over Time

Stated Book Value Per Share
Tangible Book Value Per Share
Tangible Book Value Per Share (include Mortgage Servicing Rights in capital)
Cumulative Reported Earnings Per Share
Tangible / Stated Book Value Per Share
$35.00
$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$-
YE 2003
YE 2004
YE 2005
YE 2006
YE 2007
YE 2008
Proforma
$16.63
$24.70
$25.32
$29.70
$32.09
$27.77
$24.99
$12.34
$12.56
$13.18
$12.86
$12.30
$9.74
$9.12
$11.38
$11.94
$12.48
$12.18
$11.54
$7.14
$7.08
$-
$3.71
$7.81
$12.47
$15.82
$16.38

Despite Reporting Cumulative Earnings Per Share of $16.38 over the past 5 years, Tangible Book Value Per Share has declined by between 21% and 37%, depending upon whether one includes mortgage servicing rights as part of capital.

Tangible Book Value Per Share = Common Equity less goodwill & intangibles (including / excluding MSR's) / shares outstanding

Source: Capital IQ, Company Filings & Bank of America Investor Presentations, Our Calculations

MSR = mortgage servicing rights. Convention differs on whether to include or exclude when calculating Tangible Capital.

Proforma for Merrill Lynch acquisition.

Building Shareholder Value ??

Bank of America - Cumulative Reported Net Income vs. Change in Tangible Common Equity

$100,000
$90,000
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$-
$ in Millions
Cumulative Reported Net Income
Cumulative Reported Change in Balances of Goodwill + Intangibles
Reported Tangible Common Equity
Reported Tangible Common Equity (including Mortgage Servicing Rights in tangible common equity)
12/31/2003
12/31/2004
12/31/2005
12/31/2006
12/31/2007
12/31/2008
$10,762
$531
35,563
32,801
50,815
48,334
$37,036
$24,709
52,714
49,908
$41,174
$36,760
$63,535
$62,307
57,337
54,292
$76,579
$77,289
54,568
51,221
$88,931
$81,297
48,882
35,826

Summary - Increase in Tangible Common Equity Over 5 Years = $3.0 BN or 3.7% of reported net income over same period.
Including MSR's as capital shows $13.3 BN increase in Tangible Common Equity over 5 years or 16.3% of reported net income over same period.

1. Sum of Reported Net Income from 2003 to 2008 = $81.3 BN
2. Increase in Goodwill + Intangibles from 2003 to 2008 = $88.9 BN
3. Change in Tangible Common Equity (excluding MSR's) from 2003 to 2008 = $3.0 BN, vs $81 BN reported net income

Notes:

A. Tangible common equity balance at 12/31/08 includes proceeds from sale of 455 MM common shares in Q4 2008 at $22 / share, diluting shareholders and raising $9.9 BN in proceeds. Even with this capital raise, little increase in tangible common equity over 5 years.

B. Total Assets (including Merrill Lynch) have more than tripled since 2003 while tangible common equity is essentially unchanged.

C. Even including MSR's in capital at 12/31/08, Tangible Common Equity increase of only $13.3 BN over 5 years ending 12/31/08.

TCE = Common Equity - Goodwill - Intangibles (including /excluding mortgage servicing rights)

Source: Capital IQ, Company Filings